UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 2)*

                          BOATRACS, INC.
                         (Name of Issuer)

                           COMMON STOCK
                  (Title of Class of Securities)

                           096662 10 1
                          (CUSIP Number)

                      Norman L. Smith, Esq.
                 Solomon Ward Seidenwurm & Smith
                     401 B Street, Suite 1200
               San Diego, CA 92101  (619) 231-0303
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                        December 13, 1995
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement  .  (A fee is not required only if the reporting person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and
 (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           SCHEDULE 13D

CUSIP No. 096662 10 1                             Page 2 of 4 Pages

1.   Name of Reporting Person - Michael Silverman
     S.S. or I.R.S. Identification No. of Above Person

2.   Check the Appropriate Box if a Member of a Group*                (a)
     N/A                                                         (b)

3.   SEC Use Only

4.   Source of Funds*
     00

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(E)
     N/A

6.   Citizenship or Place of Organization
     U.S.

               NUMBER OF SHARES BENEFICIALLY OWNED
                  BY EACH REPORTING PERSON WITH

7.   Sole Voting Power
     6,005,027

8.   Shared Voting Power

9.   Sole Dispositive Power
     6,005,027

10.  Shared Dispositive Power

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     6,005,027 shares

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*

     N/A

13.  Percent of Class Represented by Amount in Row (11)
     48%

14.  Type of Reporting Person*
     IN
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                  Page 3 of 4

          ATTACHMENT TO AMENDMENT NO. 2 TO SCHEDULE 13D

Item 1.   Security and Issuer.

     This Amendment No. 2 to Schedule 13D ("Amendment") relates to shares of the common stock (the "Common Stock") of Boatracs, Inc., a California corporation (the "Company"), whose principal executive offices are located at 6440 Lusk Boulevard, Suite D201, San Diego, California 92121.

Item 5.    Interest in Securities of the Issuer.

     (a) As of the date of this Amendment, the number and percentage of the class of securities identified pursuant to Item 1 above held by the reporting person is 6,005,027 shares, which represents 48 percent of the outstanding shares of the class.

     (b) The reporting person has the sole power to vote and the sole power to dispose of all of such shares.

     (c) For the sixty days prior to the event requiring filing of the Schedule 13D/A, the reporting person has made the following transactions in the shares:

     Date      Number of Shares Sold         Price per share
     11-20-95  20,000                        $1.19
     12-13-95  20,000                        $1.12

     (d)  Not applicable.

     (e)  Not applicable.

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 30, 1996



/S/ MICHAEL SILVERMAN
Michael Silverman